Exhibit (99) (i) 8


                                STATE OF NEW YORK
                            PUBLIC SERVICE COMMISSION

                                              At a Session of the Public Service
                                                  Commission held in the City of
                                                   New York on December 13, 2000

COMMISSIONERS PRESENT:

Maureen O. Helmer, Chairman
Thomas J. Dunleavy
James D. Bennett
Leonard A. Weiss
Neal N. Galvin

CASE 96-E-0909 -  In the Matter of Central Hudson Gas & Electric Corporation's
                  Plans For Electric Rate/ Restructuring Pursuant to Opinion No. 96-12.

CASE 96-E-0897 -  In the Matter of Consolidated Edison Company of New York, Inc.
                  's Plans For (1) Electric Rate/ Restructuring Pursuant to Opinion No. 96-12; and (2) the Formation of a Holding Company Pursuant to PSL section section 70, 108, and 110, and Certain Related Transactions.

CASE 94-E-0098 -  Proceeding on Motion of the Commission as to the Rates,
                  Charges, Rules and Regulations of Niagara Mohawk Power Corporation For Electric Service.

CASE 94-E-0099 -  Proceeding on Motion of the Commission as to the Rates,
                  Charges, Rules and Regulations of Niagara Mohawk Power Corporation For Electric Street Lighting Service.

                         ORDER APPROVING TRANSFER OF THE
                        DANSKAMMER AND ROSETON GENERATING
                       STATIONS AND MAKING OTHER FINDINGS

                    (Issued and Effective December 20, 2000)
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BY THE COMMISSION:

                                   BACKGROUND

          In a petition dated September 21, 2000, Central Hudson Gas & Electric Corporation (Central Hudson), Niagara Mohawk Power Corporation (Niagara Mohawk), and Consolidated Edison Company of New York, Inc. (Con Edison)( collectively, the Cotenants) request authority to transfer the Danskammer Generating Station (Danskammer) and Roseton Generating Station (Roseton). Joining in the petition is the purchaser and winning bidder in the auction for the facilities, Dynegy Power Corporation, on behalf of its two wholly-owned entities, Dynegy Danskammer, LLC and Dynegy Roseton, LLC (collectively, Dynegy). The purchase price is $903 million, subject to adjustments at closing.

          Danskammer and Roseton are located adjacent to each other in the Town of Newburgh, on the west side of the Hudson River. The total book value of the generating facilities is approximately $234.8 million.

          Central Hudson is the sole owner of Danskammer, a 500 MW facility with two units totaling 130 MW capable of burning natural gas or oil and two units totaling 370 MW capable of burning coal or natural gas. Roseton is sized at 1200 MW, with two 600 MW units capable of burning natural gas or oil. Central Hudson owns a 35% interest in the facility and operates it, while Con Edison owns 40% and Niagara Mohawk owns 25%.

          In Opinion No. 98-14, 1 Central Hudson was required to divest its fossil generation facilities no later than June 30, 2001. The utility

1 Case 96-E-0909, Central Hudson Gas and Electric Corporation -Plans For Electric Rates and Restructuring, Opinion and Order Adopting Terms of Settlement Subject to Modifications and Conditions, Opinion No. 98-14 (issued June 30,
1998).
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filed an auction plan on November 22, 1999, which was approved, subject to modifications, in the Auction Plan Order. 2 Under that Order, Central Hudson was authorized to auction Con Edison's and Niagara Mohawk's shares in Roseton.

          A Notice Soliciting Comments was issued in these proceedings on October 16, 2000, requesting the filing of comments by November 10, 2000. Subsequently, further comments were solicited in a Notice Establishing Scope of Proceedings and Soliciting Supplemental Comments issued November 14, 2000 in these proceedings and Case 00-E-1273. 3 The supplemental comments, on the issues within the scope of this proceeding as defined in the Notice, were due November 27, 2000. These proceedings were also noticed under State Administrative Procedure Act (SAPA) section 202(1), with those comments due November 27, 2000. Comments were received from the Attorney General of the State of New York (Attorney General) and Strategic Power Management (SPM) on November 27, 2000; from Central Hudson, the City of New York (the City), and Mr. John J. Mavretich, on November 30, 2000; from Multiple Intervenors (MI) on November 10 and November 27, 2000; and, from the County of Westchester (the County) on December 1, 2000.

THE AUCTION PLAN ORDER

          In the Auction Plan Order, Central Hudson was authorized to conduct a two-phase auction process, soliciting non-binding preliminary bids in a Phase 1 and then winnowing the fields of participants to

2 Case 96-E-0909, supra, Order Authorizing the Process For the Auctioning of Generation Plant and Modifying Prior Orders (issued February 23, 2000).

3 Case 00-E-1273, Proceeding on Motion of the Commission as to the Rates, Charges, Rules and Regulations of Central Hudson Gas & Electric Corporation for Electric Service.
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binding bidders in a Phase 2. If more than one of the Phase 2 bids clustered around a particular price, the clustered bidders would then compete against each other in a multiple-round ascending bid process, which would maximize the auction proceeds.

          Central Hudson was authorized to auction the shares of Con Edison and Niagara Mohawk in Roseton, as well as its own share. The utility, however, was required to offer Danskammer and Roseton for sale separately, in order to determine whether value would be maximized by combining the plants together for sale to one new owner. Two other packages were identified -- the first a combination of Central Hudson's 100% interest in Danskammer, an immediate 60% interest in Roseton until December 31, 2004, and an additional 40% interest in that plant commencing on the December 31, 2004 effective date of Central Hudson's purchase option. 4 The second package was Con Edison's 40% interest in Roseton between the date of the closing on the sales transaction and December 31, 2004.

          Central Hudson was also authorized to enter into a Transition Power Purchase Agreement (TPA) with the winning bidder for the purchase of electricity from the facilities when the new owner assumed control. While the utility was permitted to offer a TPA with a five-year term, it was advised to consider shortening the term and to re-evaluate potential extensions. In the auction, bidders were permitted to submit offers reflecting their different valuations of the TPA, so that the best avenue to maximizing auction proceeds could be determined.

          Horizontal and vertical market guidelines were also implemented. Horizontal market power occurs when one or a small number of generation

4 Central Hudson held an option, exercisable not later than December 31, 1999, to purchase Con Edison's 40% interest in Roseton commencing as of December 31, 2004.
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entities owns a percentage share of generation supply large enough to improperly raise prices above competitive market levels. The horizontal market power guidelines, which generally track federal precedents, were incorporated in the Auction Plan Order.

          Vertical market power occurs when an entity exercises market power at one stage of the production process and leverages that power to gain an advantage over its competition in a different stage of the production process. A Statement of Policy Regarding Vertical Market Power was issued July 17, 1998 in these and other proceedings. The utility was required to ensure compliance with the Policy Statement in the event that the winner were affiliated with an entity owning transmission or distribution facilities affecting delivery of electricity into Central Hudson's service territory.

          Danskammer serves a local load pocket within Central Hudson's service territory. As a result, the utility was authorized to mitigate the potential for the exercise of market power within the load pocket through a contractual arrangement with the new owner. 5

          Labor and environmental issues were analyzed in the Auction Plan Order. Central Hudson would require the purchaser to honor all collective bargaining agreements. Moreover, it also planned to require the purchaser to assume on-site environmental liabilities, while the Cotenants retained responsibility for off-site liabilities. While Central Hudson would transfer to the new owner all the emissions allowances and credits necessary to operate the plants in the future, it planned to retain excess

5 A load pocket is a portion of a utility's service territory in which load levels, at certain times, will exceed the transfer capability into the area, and so local generators must serve some of the load. Depending on these specific circumstances, the local generators may or may not possess market power.
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SO2 and NOx allowances, and any excess allowances that it might accrue for greenhouse gas emission reductions.

          To ensure that other environmental considerations were satisfied, a Final Supplemental Generic Environmental Impact Statement (FSGEIS) associated with the Auction Plan Order was issued on February 23, 2000. In the FSGEIS, potential environmental, social and economic impacts arising out of the divestiture process were evaluated. It was decided that the potential for discontinuance of informal land use agreements at Danskammer and Roseton was a potential adverse impact, beyond those addressed in the Final Generic Environmental Impact Statement (FGEIS) issued in connection with Opinion No. 96-12. 6 Moreover, while the effect of divestiture on the local tax base was considered in the FGEIS, it was determined in the FSGEIS that additional mitigation was warranted.

          The new owner would be encouraged to continue all reasonable informal land use arrangements. As to property taxes, Central Hudson and the Town of Newburgh reached a three-year property tax settlement prior to the date of issuance of the FSGEIS. While this settlement ameliorated the concern that the change in ownership might result in an immediate impact on the Town's tax base, the FSGEIS nevertheless established a voluntary mediation program where the Commission's Staff would facilitate resolutions of assessment disputes between the new owner and local community arising from a longer-term agreement.

          Roseton joint ownership provisions and allocations were considered. In the Joint Sales Agreements Central Hudson negotiated with the other Cotenants, it was compensated for its option to purchase Con Edison's

6 Cases 94-E-0952, In the Matter of Competitive Opportunities Regarding Electric Service, Opinion No. 96-12 (issued May 20, 1996).
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40% interest in the facility. 7 Otherwise, the price allocations among the
Cotenants in general followed the apportionment of the respective shares owned in Roseton. The Joint Sales Agreements also provided for the auction of Roseton at the same time as Danskammer, and for allocation of the auction proceeds and auction costs. Both Central Hudson and Con Edison relinquished their rights to participate in the auction through affiliates. The Joint Sales Agreements were conditionally approved, subject to review of their implementation.

          Various ratemaking matters were also addressed. The availability of full retail access was accelerated in Central Hudson's service territory. Moreover, an increase to the incentive Central Hudson could earn if the auction were successful was approved. In addition to the prior $17.5 million maximum incentive, the utility was allowed to retain from the excess proceeds, if any, $83,333 for each month the date of divestiture is advanced from the June 2001 deadline.

          Central Hudson's proposed schedule for the auction was aggressive. Indicative bids in Phase 1 would be due during May 2000, the selected Phase 2 bidders would conclude due diligence by July 2000, final bids would be due in August 2000, and a winner would be selected in September 2000. Closing on the sales transaction, after regulatory approvals, was expected by January 2001.

7 Cases 94-E-0098, et al., Niagara Mohawk Power Corporation -Plans for Electric Rate and Restructuring, Order Authorizing Process for the Auctioning of Generating Facilities (issued May 6, 1998)( NMPC Auction Order).
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                               THE JOINT PETITION

          In the joint petition, the Cotenants and Dynegy described the auction process; the generation assets that will be transferred; Dynegy's ability to operate and manage the facilities; the contracts that were executed between the parties; and related issues. The petitioners ask that the transfer be approved as in the public interest under Public Service Law (PSL) section 70; that the transaction contracts be approved; that it be determined Dynegy's purchases are in compliance with the vertical and horizontal market power guidelines; that exempt wholesale generator (EWG) findings be made under section 32 of the Public Utility Holding Company Act (PUHCA); and that each of the Cotenants' proposed accounting and ratemaking treatment of the auction proceeds and costs be approved.

          Dynegy is a wholly-owned subsidiary of Dynegy, Inc., an Illinois corporation headquartered in Houston, Texas. Together with its parents and affiliates, Dynegy is a leading provider of energy and telecommunications services in North America, the United Kingdom and Europe. It currently owns interests in facilities that generate more than 15,000 MW, makes, on average, worldwide natural gas sales of more than 10 billion cubic feet per day, serves more than 1.4 million retail electric customers, and employs approximately 5,000 people worldwide. The corporation's total assets are valued at $13 billion, with annual operating revenues of more than $15 billion. Dynegy is rated at "BBB+" by Standard and Poors and "Baa3" by Moody's.

THE AUCTION PROCESS

          Central Hudson asserts it conducted the auction in conformance with the Auction Plan Order. It reports Navigant Consulting, Inc. (Navigant)
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served as its auction advisor and manager, and oversaw the auction process.
According to the petitioners, the auction process began in March 2000 with a solicitation directed to more than 2,000 prospective bidders. Approximately 62 entities responded, with 28 companies executing a confidentiality agreement and meeting the requisite qualifications. During Phase 1, these prospective bidders received an offering memorandum, were allowed to tour the plants, and were permitted to submit questions through Navigant.

          At the end of Phase 1, indicative bids were received from 17 participants. The bidders quantified their offers for the two packages offered --Con Edison's interest in Roseton and the Cotenants' interests in the remaining facilities. The bidders were offered the opportunity to submit indicative bids separately on Danskammer and Roseton, and were instructed to submit bids with and without the TPA obligation.

          On May 31, 2000, 11 bidders were invited to participate in Phase 2. After further due diligence efforts, including the submission of and response to 1,340 questions, final bids were solicited on July 31, 2000. Seven final, binding bids and one non-binding bid were received.

          These bids were evaluated based on the price offered, proposed changes to the transactions agreements, financial qualifications, and the ability to timely close. The top two bidders were selected for further evaluation, and Dynegy was then selected as the winner with a bid of $903 million. Transaction agreements were executed on August 7, 2000.

THE TRANSACTION CONTRACTS

          Central Hudson, Con Edison and Niagara Mohawk entered into a number of agreements with Dynegy for the sale of the respective interests
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in Danskammer and Roseton. The Cotenants also entered into agreements for the sale of transmission and distribution equipment to Central Hudson.

                    A. THE ASSET PURCHASE AND SALE AGREEMENTS

          The Dynegy transaction is effectuated through two Asset Purchase and Sale Agreements (APSA) --one for Danskammer and one for Roseton. The APSA delineate all the conditions of sale, including the assets and liabilities assigned to each party and the specific actions to be taken by each party prior to closing. The APSA also identify adjustments to the purchase price that will be made at closing, related to items such as fuel inventories, taxes and spare parts.

          The APSA provide that Dynegy will assume all on-site environmental liabilities, except for governmental fines and penalties arising from pre-closing acts or emissions and asbestos claims filed prior to the closing date. Off-site environmental liabilities remain the responsibility of the Cotenants. Dynegy will assume the collective bargaining agreement for the 145 unionized employees at the facilities. Dynegy also agreed to accept at least 75% of the 20 management employees. All management employees will receive, for a minimum of two years after closing, compensation and benefits at least comparable to those provided by Central Hudson prior to the closing. Bonuses equal to 35% of the management employees' base salaries will be paid on the first anniversary of the closing date.

          Dynegy reports that all but two management employees and one union employee accepted its offers. It relates that discussions with the union on the transition to new ownership are progressing satisfactorily and it anticipates no labor problems upon the transfer of ownership.
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          Under the Roseton APSA, a 345 kV spare transformer owned by Con Edison will be transferred to Dynegy. The spare transformer was originally located at Con Edison's Indian Point Unit No. 2, but was relocated to Roseton in 1975. Due to its size and weight, at approximately 400 tons, relocating the transformer again would be cost prohibitive. Moreover, it is useful to Dynegy as a spare part and so adds value to Roseton. Con Edison investigated the possibility of selling it to other potential purchasers, but concluded that Dynegy's offer to purchase it at the utility's book cost resulted in the best value.

          B. THE TPA

          Under the TPA, Central Hudson will purchase capacity, energy and ancillary services from Dynegy for three years after closing, and the utility retains the option to extend the TPA for an additional year. Central Hudson asserts the TPA will assist it in fulfilling its provider of last resort obligations at stable market prices over the transition period.

          The TPA obligates Dynegy to provide Central Hudson with 700 MW of installed capacity each month for the first year of the agreement, 400 MW in the second year, and 200 MW in the third and optional fourth years. The price for installed capacity is fixed at $2.50 per kW in the first year, $2.70 per kW in the second year and $3.00 per kW in the third and fourth option years.

          Energy purchases are offered in two packages. Central Hudson will take energy at a 100% load factor in the amount of 250 MW per month in the first year, 150 MW per month in the second year and 100 MW per month in the third and optional fourth years; the price for this energy is set at $28.00 per MWh. Central Hudson also will purchase additional energy in amounts ranging from 25 to 60 MW per month, at load factors ranging from 60%
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to 66%. The additional energy is priced at $35.00 per MWh in the first two years of the agreement and $40.00 per MWh in the third and option years. The TPA also prices ancillary services, including spinning reserves and voltage regulation, at $4.90 per MWh.

          C. LOCAL AREA SUPPORT AGREEMENT

          To address load pocket concerns, Central Hudson and Dynegy entered into a Local Area Support Agreement (LASA) that allows the utility to dispatch Danskammer, when it is not otherwise running, in order to ensure the reliability and security of electric service on the 115 kV system in the load pocket. Central Hudson will compensate Dynegy for the excess, if any, of its costs over the applicable location-based marginal price if Danskammer is so dispatched. The LASA provides for penalties if Central Hudson has to shed load for failure to respond to a LASA dispatch request.

          The load pocket, however, can be eliminated if a 345/ 115 kV transformer is installed. Under the LASA, Dynegy will pay the cost of transformer design, purchase and installation up to a maximum of $5.75 million. Once the transformer is installed, the LASA will terminate. Otherwise, the agreement extends until May 31, 2003.

          D. OTHER CONTRACTS

          An Interconnection Agreement and a Retained Facilities Agreement (RFA) are also associated with the transaction. The Interconnection Agreement specifies the terms of the interconnection service Central Hudson will provide to Dynegy, in order to connect Danskammer and Roseton to Central Hudson's transmission facilities. Ownership of various transmission equipment is allocated between Dynegy and Central Hudson, and Central
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Hudson is authorized to add additional System Control and Data Acquisition
(SCADA) equipment on the interconnection equipment Dynegy will own at Danskammer. Although Central Hudson has access to the switching equipment, the additional SCADA equipment will allow it to operate breakers remotely, enhancing the reliability of the transmission system. 8

          The RFA identifies the terms for the transfer of the other cotenants' ownership interests in electric and gas transmission equipment at Roseton to Central Hudson. These facilities include the Roseton 345 kV switch yard, a portion of the gas transmission line, the Roseton gas regulator station, electrical interconnection facilities and communications equipment. Because Roseton is located wholly within Central Hudson's service territory, the other two utilities no longer require an ownership interest in that equipment once their interests in the facility is transferred.

          Under the RFA, Con Edison and Niagara Mohawk also end their obligation to fund the maintenance and operation of that equipment. Central Hudson's purchase price is set at the net book costs of the facilities to be transferred, and will be funded out of an adjustment to its share of the auction proceeds.

MARKET POWER

          Central Hudson asserts that there are no market power issues related to the sale of the facilities to Dynegy in any of the relevant geographic markets. Dynegy and its subsidiaries do not control any other generating assets in New York, or have economic interests in generating

8 Dynegy will furnish back up and emergency power to some of Central Hudson's equipment. An affiliate, Dynegy Hudson Power Retail, LLC, has been created for the purpose of providing those services.
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assets in other relevant markets. While Dynegy has entered into joint ventures with NRG Energy, Inc. in other regions of the country, it has no plans to pursue joint ventures with NRG in New York.

          The joint petitioners conclude that Dynegy does not possess horizontal market power. They add that, since Dynegy does not own, control or operate any electric transmission or distribution assets in New York or the other relevant markets, it does not possess vertical market power.

ALLOCATION OF PROCEEDS

          The combined sale price for Danskammer and Roseton is $903 million, subject to adjustment as identified in the APSA. Auction proceeds are allocated approximately $695 million to Central Hudson, $128 million to Con Edison, and $80 million to Niagara Mohawk. This allocation follows the provision of the Joint Sales Agreements between the various Cotenants that were approved in the Auction Plan Order. Central Hudson will also pay Con Edison and Niagara Mohawk approximately $3.2 million for the transmission and distribution facilities the former utility will retain in order to operate its transmission and distribution system.

EXEMPT WHOLESALE GENERATOR STATUS

          The petitioners interpret PUHCA as requiring a finding that new ownership of a generating facility will benefit customers, is in the public interest, and does not violate state law, before Dynegy can be afforded exempt wholesale generator (EWG) status for Danskammer and Roseton. Dynegy seeks that status so that it may operate the facilities free of federal regulation intended for monopoly utilities. Dynegy sees the requisite benefit for the public in its participation in the wholesale competitive market,
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which should result in increased competition. It also relates that the EWG findings have been made in similar circumstances. 9

PUBLIC INTEREST

          The Cotenants maintain that the sale of Danskammer and Roseton to Dynegy is in the public interest. The sale advances the movement towards competition in New York State electricity markets as envisioned in Opinion No. 96-12. Moreover, Central Hudson maintains that the operation of its regulated transmission and distribution systems will not be affected. It adds that, in compliance with the Auction Plan Order, the transaction fulfills the Cotenants' commitment to divest non-nuclear generation assets; maximizes value; protects Central Hudson's employees; complies with the horizontal and vertical market power guidelines; and, results in the sale of the facilities to a qualified purchaser.

                            POSITIONS OF THE PARTIES

ATTORNEY GENERAL OF THE STATE OF NEW YORK

          Attorney General urges rejection of Central Hudson's claim that it be awarded 20% of the benefit of the auction proceeds, which could amount to about $16.9 million in addition to existing auction incentive of $17.5 million provided for in Opinion No. 98-14. Noting that Central Hudson has already deducted the existing $17.5 million incentive from the net sale proceeds, the Attorney General can find no basis for an additional incentive.

9 Case 96-E-0891, New York State Electric & Gas Corporation -Petition for Approval of Sale, Order Approving Transfer of Electric Generation Facilities, Approving Contracts Upon a Condition and Making Other Findings (issued December 3, 1998). (NYSEG Auction Approval Order).
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According to the Attorney General, the purpose of the incentive adopted in
Opinion No. 98-14 was to reward Central Hudson for waiving its right to bid in the auction through a subsidiary. The Attorney General believes the level of compensation the utility has already earned through the incentive is sufficient to compensate it, and that Central Hudson has not supplied a reason why that level of compensation is no longer adequate.

          The Attorney General dismisses Central Hudson's argument that the utility should be awarded a larger share of the proceeds, and disagrees with the utility's description of the proceeds as an unanticipated windfall. The Attorney General contends that the utility recovered the costs of constructing and operating Danskammer and Roseton from ratepayers, and that ratepayers therefore are entitled to the net proceeds from the sale of the plants, not Central Hudson. The Attorney General also believes that if the auction incentive adopted in Opinion No. 98-14 were changed, other changes to the Opinion more beneficial to ratepayers should then be considered.

CITY OF NEW YORK

          According to the City, the benefits from the Roseton auction are not properly allocated among the Cotenants. The City believes that the allocation did not contemplate the possibility that the plant might be sold for significantly more than its book cost.

          Criticizing the Con Edison Joint Sale Agreement entered into by the utilities prior to the auction, the City argues the Commission is obligated to modify it because it is contrary to the public interest. As the City sees it, the Con Edison Joint Sale Agreement sets Con Edison's stake in Roseton at book cost, a limitation unreasonable to Con Edison's ratepayers. The
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City would institute further proceedings on the allocation, which would continue past the time the sale of the facility is approved.

          The City also argues that it is not bound by the Auction Plan Order, asserting that it was not a participant in the Case 96-E-0909 proceedings prior to the issuance of that Order. While conceding that the proceedings were noticed under SAPA, the City claims the notice was inadequate because it did not mention the Con Edison Joint Sale Agreement, which was executed and filed after the notice was issued.

          The City maintains that the Auction Plan Order allows it to request that the Con Edison Joint Sale Agreement allocation be reopened. According to the City, the Order states that:

            As conditionally approved, the terms of the Joint Agreements are accepted subject to review of their implementation. The utilities' proposals for the joint sale of Roseton and for allocating the proceeds amongst themselves are acceptable, but further adjustment to the terms of these agreements may be contemplated.

The City argues further proceedings are consistent with the discussion of the potential for the adjustment made in the Order.

          To establish the ratemaking Con Edison must follow for its share of the proceeds, the City proposes a number of ratemaking directives. It asks that the utility's after-tax share of its Roseton gains be distributed to ratepayers before 2002, that Con Edison be ordered to make a filing within 60 days of the date of the sale identifying the precise use of its share of the gains, and that the utility be directed to accrue interest on the gains effective as of the closing date of the sale in conformance with the recent Year 2000 Settlement Agreement.
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CENTRAL HUDSON 10

          Addressing first the TPA and emissions credit issues raised in the November 14, 2000 notice, Central Hudson maintains that it should be decided here that the TPA is in the public interest and that its allocation of emissions credits between those retained and those transferred is appropriate. Other issues related to TPA and emissions credit costs and benefits, the utility asserts, should be addressed in its ongoing rate proceeding, Case 00-E-1273.

          Turning to its proposal that it be awarded 20% of the benefits of the auction, Central Hudson argues that the auction incentive approved in Opinion No. 98-14 was only to compensate it for its waiver of its right to participate in the auction through an affiliate. Central Hudson maintains it is entitled to additional compensation for additional efforts it undertook to ensure the success of the auction.

          Central Hudson asserts that the Joint Sale Agreements guaranteed the other Cotenants a minimum price for their interests. According to Central Hudson, it thereby undertook additional risk that it would have to fund the minimum price. Moreover, the utility claims it should be rewarded for the success of the auction, which it asserts results from its superior performance in conducting the auction and in maintaining the plants since their entry into operation. The utility also notes that it had performed well by keeping electricity rates comparatively low in the years prior to the auction. Central Hudson adds that it is closing on the sales

10 Central Hudson did not file its comments until November 30, 2000, after the November 27, 2000 deadline, but excuses its late comments by arguing that the City was afforded an extension and it should receive the same benefit.
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transaction well before the Opinion No. 98-14 deadline of July 1, 2000, another benefit to ratepayers and detriment to it.

          Comparing its incentive to that of other utilities, Central Hudson claims that Orange and Rockland Utilities, Inc. (O& R) was permitted to retain 25% of the net proceeds of its auction, Rochester Gas and Electric Corporation (RG& E) was allowed to retain 40% of its net gains (up to $20 million), if divestiture occurred within three years (and 20% if later), and Niagara Mohawk was permitted to retain 15% of its net proceeds. According to Central Hudson, it will earn only 5.75% of the proceeds under its existing incentive.

          Central Hudson describes the calculation of its additional 20% benefit as limited to the net benefit pool. According to Central Hudson, this would allow it to retain approximately $17 million of additional benefits. In comparison, it notes that 20% of the overall auction gain would amount to approximately $65 million.

          Central Hudson believes matters similar to the incentive, such as stabilization of rate levels and rewards for superior performance, are traditionally decided in rate proceedings. Stressing that it conducted a highly successful auction, and should be rewarded for the outcome, Central Hudson asks that the incentive issue be deferred to and decided in the ongoing rate proceeding, Case 00-E-1273.

COUNTY OF WESTCHESTER

          The County joins in and supports the City's comments. The County also complains it was precluded from conducting its own analysis by the petitioners' refusal to provide information they deemed trade secret.

Cases 96-E-0909, et al.               -20-


MR. JOHN J. MAVRETICH

          Mr. Mavretich opposes Central Hudson's proposed 20% shareholder incentive. According to Mr. Mavretich, the incentive is a violation of the Rate and Restructuring Plan adopted for Central Hudson in Opinion No. 98-14. Analyzing Central Hudson's comparisons to other auction outcomes, Mr. Mavretich maintained the analysis is not meaningful because the utility seeks to compare its generally newer, cleaner units to older units with lower design efficiencies and less efficient emissions management strategies.

          Mr. Mavretich dismisses Central Hudson's claim that the success of the auction was unanticipated and so the utility should share in the benefits. He points out that, under the Plan, the utility received 10% of the total auction proceeds above book value, a recognition that substantial proceeds were possible. Moreover, the incentive was capped at $17.5 million, a recognition of the potential for a gain significantly in excess of book value.

          Central Hudson's allegedly low rates, Mr. Mavretich states, are not a justification for it to share in the auction proceeds. He contends that much of the utility's purported management efficiency results simply from its geographic position. Prior to 1993, he continues, other upstate utilities like Niagara Mohawk, New York State Electric and Gas Corporation (NYSEG) and RG& E had lower rates, but events thereafter favored the Hudson Valley location over the rest of upstate.

          Instead of touting its low rates, Mr. Mavretich contends, the utility should have pointed out all the rate increases its ratepayers have borne. Mr. Mavretich then lists errors he perceives in the utility's management decisions since the 1973 oil crisis. Better management, he asserts, would have resulted in substantially lower rates than now are paid.

Cases 96-E-0909, et al.               -21-


          Mr. Mavretich also notes that Central Hudson has already been compensated for selling the plants before the required July 1, 2001 date. He points to the additional auction incentive of $83,333 awarded it per month, for closing the transaction prior to the required date.

MULTIPLE INTERVENORS

          In comments filed November 10, 2000, MI finds no objection to the conduct of the auction. It argues, however, that the Commission should not preempt consideration of issues in Central Hudson's ongoing rate proceeding.

          In a Supplemental Comment filed on November 27, 2000, MI opposes the 20% incentive. Maintaining that Central Hudson's request "is not worthy of serious consideration," 11 MI sees no basis on which the proposal could be consistent with the public interest. Like other intervenors, MI believes that the added incentive proposal is in conflict with Opinion No. 98-14, which capped the incentive at $17.5 million. MI stresses that the generating facilities were constructed, operated and maintained with ratepayer money, and the Commission should reject any proposal which minimizes stranded costs or depletes funds that could be used for future rate decreases.

STRATEGIC POWER MANAGEMENT

          SPM opposes Central Hudson's proposed 20% additional auction incentive. According to SPM, the utility bargained for the authorized incentive and should not be permitted to reopen the issue now. SPM also maintains that the existing incentive will amount to more than $18 million, including the $83,333 monthly payments, which is more than sufficient to reward the

11 MI Supplemental Comment, p. 5.
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Cases 96-E-0909, et al.               -22-


utility for the success of the auction. SPM concludes that the again should be deferred and used in a performance-based ratemaking proposal that SPM will put forth in the utility's ongoing rate proceeding.

                            DISCUSSION AND CONCLUSION

          Central Hudson conducted the auction of Danskammer and Roseton in substantial conformance with the Auction Plan Order and other prior orders. The process which led to the sale of the facilities was designed to maximize auction proceeds. The overall $903 million Dynegy offered was the highest bid received, and the price establishes the market value for the facility.

          Dynegy possesses the requisite financial and operational resources to capably operate and manage Danskammer and Roseton in a competitive environment. Moreover, it has been demonstrated that Dynegy, as a new entrant into the wholesale electric market, will not be able to exercise horizontal or vertical market power. The transfer of Danskammer and Roseton is therefore in the public interest and is approved.

THE AUCTION PROCESS

          In the Auction Plan Order, Central Hudson was authorized to proceed with its plan for conducting the Danskammer and Roseton auction. Participation in the auction was solicited from a broad range of potential bidders, and the number of bidders participating in Phase 1 of the auction was more than adequate. After reviewing the indicative bids, Central Hudson and its advisor, Navigant, narrowed the field to a manageable number of Phase 2 bidders. Review of the indicative bids demonstrated that bundling the two plants together for sale was reasonable.

Cases 96-E-0909, et al.               -23-

          Consistent with the schedule described in the Auction Plan Order, final bids were submitted on July 31, 2000. Following the selection of Dynegy as the winner, the transaction contracts were entered into promptly. Moreover, Central Hudson periodically informed Staff of its progress during the course of the auction. Therefore, Central Hudson has satisfactorily demonstrated that it conducted the auction in substantial compliance with the Auction Plan Order.

MARKET POWER

          The Cotenants have shown that the sale of Danskammer and Roseton to Dynegy comports with the horizontal and vertical market power guidelines. Dynegy does not own, control or operate any other generating assets in New York, and neither Dynegy nor its affiliates have interests in generating assets located in other relevant geographic markets. Therefore, there are no horizontal market power concerns associated with this transaction.

          Moreover, neither Dynegy nor its affiliates own any electric transmission or distribution facilities, or control any essential fuel supply facilities, within New York. As a result, there are no vertical market power concerns associated with this transaction.

THE TRANSACTION CONTRACTS

          A. THE PROPERTY TRANSFER

          The APSA, the RFA, and the Interconnection Agreements are approved. In those contracts, Central Hudson has preserved its authority to operate its transmission and distribution system, and to respond to system emergencies. The contracts compel Dynegy to conform to good utility practice and reliably

Cases 96-E-0909, et al.               -24-


operate the facilities. As a result, the sale should not adversely affect system reliability.

          The APSA, RFA and Interconnection Agreements properly capture the real property and assets that will be transferred to Dynegy. Five separate parcels comprising approximately 185 acres will be sold to the new owner. Appropriate reservations have been made for excluded assets, and the demarcations between purchased assets and excluded assets are clearly delineated. Central Hudson retains the right to access its equipment located on the Dynegy-owned property for the purpose of maintenance and operation.

          The RFA and Interconnection Agreements also provide that Dynegy will operate Danskammer and Roseton in parallel with Central Hudson's transmission system, in compliance with proper standards. Dynegy must also meet all New York Independent System Operator (ISO) requirements imposed on generator operations.

          Safety has been properly considered. Compliance with state and federal safety requirements is mandated. Moreover, since Dynegy will be an electric corporation under the Public Service Law, it must continue to meet the safety requirements in the Commission's regulations, including 16 NYCRR Part 125.

          B. OTHER APSA PROVISIONS

          Under the APSA, Dynegy assumes the obligations the Cotenants incurred in settling their property tax dispute with the Town of Newburgh. Through the settlement, taxes are gradually reduced at the facilities during a reasonable transition period, a benefit to Dynegy. This approach to property taxed is reasonable.

          Central Hudson will continue to own the real property underlying its Roseton switchyard, a separately-taxed parcel. The balance of the transmission and distribution facilities the utility will acquire or

Cases 96-E-0909, et al.               -25-


retain will be sited on easements. The utility and Dynegy have agreed to a formula for apportioning real estate taxes attributable to improvements owned by Central Hudson but located on easements granted by Dynegy. The apportionment is reasonable.

          Dynegy's purchase of the spare transformer from Con Edison properly disposes of that asset. The price paid, set at estimated book cost, is appropriate. Con Edison diligently explored other sale options, and the costs associated with retaining ownership, but the sale to Dynegy resulted in the best value.

          The APSA provisions properly protect the interests of Central Hudson's employees. Dynegy assumes the collective bargaining agreement with the unionized employees, and the commitments made to management employees adequately shield them from economic harm upon the transfer. All but one union and two management employees have accepted offers to work for Dynegy. Central Hudson's retention of these three employees does not result in financial harm to it or Dynegy.

          The APSA appropriately address environmental issues. Transferable environmental and non-environmental permits are listed and transferred. Appropriate emissions allowances associated with the operation of the facilities accompany their transfer. Central Hudson, however, will retain emission reduction credits and greenhouse gas emission reduction credits attributable to its emissions reductions activities undertaken prior to closing. This allocation is appropriate. Rate impacts associated with the emissions credits Central Hudson retains will be addressed in its ongoing rate proceeding, Case 00-E-1273.

          Dynegy will assume all environmental liabilities associated with the facilities, except that the utilities will

Cases 96-E-0909, et al.               -26-

retain responsibility for off-site impacts, and for any fines or penalties related to their actions prior to the closing date. Dynegy also assumes liabilities for asbestos exposure claims filed after the closing date. As a result, environmental liabilities are reasonably addressed so that the value received through the auction is maximized while ratepayers are shielded from excessive costs, especially those associated with asbestos claims that might be filed after the transaction closes.

          C. LASA

          The LASA is accepted for filing. The agreement adequately protects ratepayers located within the load pocket from exercises of market power by Dynegy. The payment and penalty provisions of the agreement are reasonable, properly compensating Dynegy while safeguarding reliability within the load pocket.

          D. TPA

          The TPA established the terms for Central Hudson's purchase of capacity, energy and ancillary services from Dynegy. The term, prices and quantities identified in the TPA are reasonable.

          Under the TPA, Central Hudson is obligated to pay Dynegy about $170 million (net present value) for energy over the contract's three-year term. This TPA pricing is beneficial to Central Hudson, in that it appears the cost of energy purchases from alternative sources would be higher. Moreover, the price is set approximately equal to the costs Dynegy will incur to produce the energy from Danskammer and Roseton.

          Installed capacity is priced at about $37.6 million (net present value). While some forecasts of capacity predict lower-priced sources will be available, these forecasts are uncertain. More importantly, the potential capacity price detriment is more than offset by the potential energy price

Cases 96-E-0909, et al.               -27-

benefits. The ancillary services prices also appear reasonable. Moreover, the TPA did not depress the price obtained in the auction. Since the overall TPA outcome is a substantial benefit to ratepayers, the TPA is approved.

ADDITIONAL AUCTION INCENTIVE

          Central Hudson proposes that it be awarded 20% of the auction proceeds remaining after offsets for the payment of previously-approved incentives and amortization of its Nine Mile Point Unit 2 investment. In Opinion No. 98-14, the incentive was capped at $17.5 million, in recognition of the fact that a larger incentive would unfairly divert proceeds from ratepayers to the utility. The cap was a limitation imposed in recognition that the auction could be highly successful, and is not limited to some level of anticipated success, as Central Hudson would have it.

          Moreover, Central Hudson was awarded an additional incentive in the Auction Plan Order of $83,333 per month for each month it advances the closing on the transaction from the Opinion No. 98-14 deadline of June 30, 2001. Whatever benefit the utility may have forgone, and ratepayers might have earned, as a result of the advancement of the closing date is recognized in that incentive. There is no reason to increase the incentive yet again.

          Central Hudson's other arguments in support of the additional incentive lack merit. The existing incentive adequately compensates it for the success of the auction and for any of the activities it undertook prior to and during the auction process. Moreover, whatever the merit of its prior performance, ratepayers funded that performance and are clearly entitled to the gain resulting from the sale of these assets.

Cases 96-E-0909, et al.               -28-


          Contrary to another Central Hudson contention, the incentive it will receive is comparable to or better than the incentives other New York utilities secured upon their auctions. NYSEG, for example, received no incentive payment at all. 12 O& R's incentive was limited to a payment of $5 million, which it then was required to return to ratepayers as a condition of its auction approval. 13 RG& E's incentive lacks relevance because that utility has not sold its plants, and it could realize considerably less than $17.5 million if it does sell. Therefore, Central Hudson's arguments are rejected.

THE PUBLIC INTEREST

          Under PSL section 70, the Commission's consent is required before an electric corporation may transfer assets to a new owner. In making that public interest determination, a review is conducted of the qualifications of the purchaser to provide the utility service, the impact of the sale on the rates customers pay, and the other details of the transaction.

          Dynegy, the selected purchaser of Danskammer and Roseton, is affiliated with Dynegy, Inc., a large company providing a variety of electric and gas services, financially-rated at BBB+. Dynegy will hire all willing existing Central Hudson employees to operate the facilities. Moreover, Dynegy and its affiliates have affirmed that the plants will be operated in a responsible and cost-effective manner. Dynegy and its affiliates possess the management skills and financial 12 See NYSEG Auction Approval Order. 13 Case 96-E-0900, Orange and Rockland Utilities, Inc. -Plans for Electric Rates and Restructuring, Order Approving Transfer of Generating Facilities and Making Other Findings (issued June 24, 1999).

Cases 96-E-0909, et al.               -29-


backing needed to close the purchase and maintain and operate the facilities efficiently and reliably. The price paid for the purchase of Danskammer and Roseton is sufficient to satisfy the public interest. Since the auction was conducted reasonably, the outcome was a price determined by participants in an open and free market. The price that a free market generates is presumably reasonable. Dynegy's bid in the auction was higher than any other offer. The sales price of $903 million equates to approximately $530 per kW, at the higher end of the range of outcomes from other generation asset auctions. The price also amounts to about 3.8 times the facilities' book value of $234.8 million. While differences in plant fuels, vintages, regional market prices and other variables make comparisons among auctions difficult, the outcome of this auction was favorable.

RATEMAKING FILINGS

          The Cotenants request approval of their proposed accounting for the transfer of Danskammer and Roseton, and the transfers under the RFA. Each of the three Cotenants submitted proposed journal entries to accomplish their accounting.

          The Cotenants state that accumulated excess deferred tax and investment tax credits (ITC) have not been reflected in the net proceeds calculation (except that Niagara Mohawk does not have any excess deferred tax). Inherent in the Cotenants' position is the belief that these amounts should be written off and flowed to shareholders. It appears, however, that Internal Revenue Service determinations on the deferred tax and ITC issues are not yet final. As a result, the utilities are instructed to maintain the excess deferred tax and ITC balances for the time being.

Cases 96-E-0909, et al.               -30-


          Central Hudson proposes journal entries that write off its investment in Nine Mile Point Unit 2. Since the sale of Nine Mile Point Unit 2 has not yet been concluded, these entries are premature. Instead, Central Hudson is directed to offset Nine Mile Point Unit 2 book costs in rate base with a portion of the deferred credit resulting from the sale of Danskammer and Roseton.

          Although Central Hudson cannot calculate its net proceeds with precision until after the closing, it estimates the amount of those proceeds at $299 million. As provided for under Opinion No. 98-14 and the Auction Plan Order, Central Hudson will retain approximately $18 million in after-tax gain from the auction proceeds, assuming the closing occurs on December 31, 2000. The remaining after-tax gain will be used to offset any fossil generation regulatory assets and to offset the Nine Mile Point Unit 2 investment. Any remaining balance will be deferred.

          Central Hudson's auction costs and the closing adjustments to the purchase price shall be reviewed at a later time. In particular, Central Hudson has failed to justify legal expenses and additional payments to Navigant in addition to Navigant's fee of $11.5 million. Central Hudson is advised that recovery of those costs will be considered further after review of the justification it provides in a compliance filing here. The utility is directed to make that filing, showing and supporting its costs and proceeds figures for the auction, within 30 days after the closing on the transaction. 14

14 If final numbers are not available at that time, the update should be performed with the best estimates of the closing amounts subject to later reconciliation when known. This condition shall apply to Con Edison and Niagara Mohawk as well.

Cases 96-E-0909, et al.               -31-


          Con Edison shall also file its update within 30 days of the closing. The disposition of the proceeds will be made in accordance with the recent extension of its Rate and Restructuring Plan in Opinion No. 00-14. 15 Contrary to the assertions of the City of New York and the County of Westchester, nothing requires that the disposition of the proceeds be decided now.

          In its July 11, 2000 filing initiating Case 00-E-1162, 16 where issues related to the proceeds from its auctions will be decided, Niagara Mohawk indicated it would update the filing for the results of the Roseton auction within 90 days after the closing of the transaction. Given that Niagara Mohawk is not responsible for payment of the Roseton transaction costs, this filing should be made on a more timely basis. As a result, Niagara Mohawk is directed to file its update within 30 days of the closing.

          The requests from the City of New York and the County of Westchester to reopen the auction proceeds allocation among the Cotenants are denied. The municipalities raise issues that were decided in the Auction Plan Order. Contrary to their assertions, the underlying Joint Sales Agreements providing for the allocation were properly approved there, and only the implementation of those agreements was left for these proceedings. That implementation, subject to closing adjustments, was proper.

15 Case 00-M-0095, Consolidated Edison Company of New York, Inc.-Petition for Approval of a Merger, Opinion and Order Adopting Terms of Settlement Subject to Modifications, Opinion No. 00-14 (issued November 30, 2000).

16 Case 00-E-1162, Petition of Niagara Mohawk Power Corporation for Permission to Defer for Later Recovery in Rates for Electric Service Certain Costs Related to the Sale of Its Fossil and Hydro Generating Assets (filed in Case 9187).

Cases 96-E-0909, et al.               -32-


          The City's perception that Con Edison might be entitled to a larger proportion of the proceeds is misdirected. Its argument does not reflect the contractual obligations among the Cotenants. That those obligations, especially Central Hudson's option to purchase Con Edison's share of Roseton, affect the allocation of benefits is to be expected. Disregarding the effect of the contractual conditions on the allocation would be unreasonable, because those contractual obligations are clearly a major factor affecting the value of each Cotenant's share. Those contractual factors were fully discussed in the Auction Plan Order, and need not be reconsidered here.

          The City's procedural arguments also lack merit. The Auction Plan Order was properly noticed under SAPA, and the decision there was adopted in conformance with SAPA. Under that statute, the City was apprised of all issues that could be decided in the proceeding. The decision on the Joint Sales Agreements is now final and need not be reopened.

STATE ENVIRONMENTAL QUALITY REVIEW ACT COMPLIANCE

           Pursuant to the State Environmental Quality Review Act (SEQRA), approval of the transfer of Danskammer and Roseton to Dynegy constitutes a subsequent action to the policy determinations issued in Opinion Nos. 96-12 and 98-14 and in the Auction Plan Order. The FSGEIS issued in this proceeding analyzed all environmental, social and economic impacts associated with the proposed divestiture.

           The Cotenants and Dynegy filed an Environmental Assessment Form (EAF) with their petition, evaluating the potential impacts associated specifically with the transfer to Dynegy. The EAF indicates that there are no further impacts beyond those addressed in the FSGEIS. That is, from the time

Cases 96-E-0909, et al.               -33-


the FSGEIS was issued to the present, the only element of the analysis that has changed is the identity of the new owner.

          With respect to existing informal land use agreements or rights of access to the Danskammer or Roseton sites, the FSGEIS imposed the following mitigation:

            1. Central Hudson should inform the new owner of the informal land use at the facility;

            2. the new owner should perform an analysis of the cost and potential liabilities associated with Central Hudson's past practice on access as is and consider maintaining such informal use where the benefits to affected individuals or communities outweigh such costs and potential liabilities; and

            3. prior to changing or terminating any land use, the new owner should notify all affected individuals or communities, either directly or by publication, and provide an opportunity to discuss reasonable alternatives.

          In the EAF, Central Hudson explained that it had alerted Dynegy to the existence of various rights of access, and that pursuant to easement agreements, Dynegy will take title to the sites subject to these rights of access. Moreover, pursuant to Section 6.3 of the APSA, Dynegy is bound to take title to the sites in accordance with pertinent regulatory orders. The Commission interprets this provision to encompass and include the FSGEIS and the mitigation measures required therein.

          Given these contractual provisions, Dynegy has adequately accommodated the informal land uses identified at the Danskammer and Roseton sites. Dynegy is required to continue its compliance with the land use mitigation conditions post-closing.

          As to potential impacts on the local tax base, the APSA provide that Dynegy will assume the current settlement agreement with the Town of Newburgh. As discussed in the FSGEIS, the existence of this agreement

Cases 96-E-0909, et al.               -34-


obviates the need for specific mitigation measures. However, Dynegy is encouraged to utilize the Department's voluntary mediation program to resolve any disputes that may arise with the local community over a longer-term agreement.

          Based on the foregoing, no additional conditions are needed with this approval of the transfer, and no further SEQRA action is required.

FEDERAL AND STATE REGULATION

          The Cotenants and Dynegy ask that findings be made sufficient to justify a FERC decision that the facilities be awarded EWG status under federal law. Operating under that rubric, says Dynegy, will avoid unnecessary federal regulation and will permit more efficient participation in the wholesale electric market. Accordingly, in conformance with PUHCA and FERC's regulations, 17 the Commission finds that allowing Danskammer and Roseton to become eligible facilities, with Dynegy owning the plants, either indirectly through one or more affiliates as defined under federal law, 18 or directly: 1) will benefit New York consumers; 2) is in the public interest; and 3) does not violate New York law.

          Making these findings is appropriate on the same basis as finding that the transaction is in the public interest under PSL section 70. It was previously determined in Opinion No. 96-12 that a competitive marketplace for the provision of electricity supply would benefit all of New York's consumers, and this transaction is directed towards that goal. Moreover, there is no violation of New York law in transferring the plants

17 15 U. S. C. A. section 79z-51; 18 C. F. R. section 365.

18 15 U. S. C. A. section 79b(a)(ii); 18 C. F. R. section 365(a)(1)(i).

Cases 96-E-0909, et al.               -35-


to Dynegy. While Dynegy will become an electric corporation under New York law when it assumes ownership of Danskammer and Roseton, it is accorded lightened regulation in an Order Providing for Lightened Regulation issued herewith today in Case 00-E-1597. That approach to regulation has been previously approved for generators that intend to participate entirely or primarily in the wholesale market. 19 Dynegy, however, will still be subject to state regulation with respect to matters such as enforcement, investigation, safety, reliability and system improvement.

THE COMMISSION ORDERS:

          1. The sale of the Danskammer and Roseton Generating Stations from Central Hudson Gas & Electric Corporation, Consolidated Edison Company of New York, Inc., and Niagara Mohawk Power Corporation to Dynegy Power Corporation, on behalf of Dynegy Danskammer, LLC and Dynegy Roseton, LLC, is approved, subject to the conditions discussed in the body of this order.

          2. The sale of a 345 kV transformer from Consolidated Edison Company of New York, Inc. to Dynegy Power Corporation, on behalf of Dynegy Danskammer, LLC and Dynegy Roseton, LLC, is approved.

          3. The Asset Purchase and Sale Agreements, the Interconnection Agreements, the Retained Facilities Agreement and related agreements, and the Transition Purchase Agreement, are approved.

19 See Case 98-E-1670, Carr Street Generating Station, L. P. -Petition for Certification and Regulatory Regime, Order Providing for Lightened Regulation (issued April 23, 1999).

Cases 96-E-0909, et al.               -36-


         4. The Local Area Support Agreement is accepted for filing.

         5. Central Hudson Gas & Electric Corporation, Consolidated Edison Company of New York, Inc. and Niagara Mohawk Power Corporation shall make filings setting forth the amount of proceeds each earned, and Central Hudson shall set forth the costs it incurred in conducting the auction, in conformance with the discussion of the body of this Order, within 30 days of the closing on the sale of the Danskammer and Roseton Generating Stations.

         6. The findings on exempt wholesale generator status under the Public Utility Holding Company Act described in the body of this Order are made.

         7. The findings under the State Environmental Quality Review Act described in the body of this Order are made.

         8. These proceedings are continued.

                                                By the Commission,
            (SIGNED)                            JANET HAND DEIXLER
                                                Secretary